P.E.
8/1/02

02047713

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

REVENUE PROPERTIES COMPANY LIMITED
The Colonnade
Suite 300
131 Bloor Street, West
Toronto, ON
Canada M5S 1R1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REVENUE PROPERTIES COMPANY LIMITED

August 6, 2002

By: Paul Miatello
Its: Secretary

News
Release

Revenue Properties Company Limited
131 Bloor Street West, Suite 300
Toronto, Ontario, Canada M5S 1R1
Tel: (416) 963-8100 Fax: (416) 963-8512
e-mail: revprop.com
http://www.revprop.com

Contact: William I. Kennedy
President

REVENUE PROPERTIES COMPANY LIMITED ANNOUNCES SALE OF SUBSTANTIALLY ALL OF P.T. GAMING LLC'S BUSINESS

March 1, 2002. Revenue Properties Company Limited (TSE: RPC; NASDAQ: RPCLF) ("RPCL") announced today that P.T. Gaming LLC ("P.T.'s"), a Nevada limited liability company owned equally by RPCL's subsidiary, RPC Gaming, Inc. and its local partners has concluded a written definitive agreement to sell substantially all of P.T.'s business to a private Nevada corporation. The sale is conditional only upon the purchaser obtaining necessary third party consents and approvals, including approvals from relevant gaming authorities. The transaction is scheduled to close not later than June 30, 2002.

The sole location not being sold in this transaction, a casino on the S. Boulder Highway in Henderson, Nevada, will continue to be marketed for sale by P.T.'s.

Revenue Properties Company Limited is a fully integrated real estate company engaged in the acquisition, development and ownership of income-producing properties. Additional information can be obtained on the Internet at http://www.revprop.com.

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